United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale concludes R$ 1 billion offer of local infrastructure debentures

Rio de Janeiro, February 18, 2014 — Vale S.A. (Vale) informs the conclusion of the issuance of local infrastructure debentures. Initially, Vale expected to raise R$ 750 million, but decided to increase the issuance to R$ 1 billion given the demand it had for the instrument.

The debentures will be nominally updated based on inflation and will bear annual interests, priced at IPCA + 6.46% p.a. (corresponding to NTN-B 2020 — 0.15%), IPCA + 6.57% p.a. (corresponding to NTN-B 2022 — 0.10%), IPCA + 6.71% p.a. (corresponding NTN-B 2024 + 0%) and IPCA + 6.78% p.a. (corresponding to NTN-B 2030 + 0%), and maturities in 2021, 2024, 2026 and 2029, respectively. Considering the total amount raised, nearly 90% of the offer was allocated to retail investors, reaching a total of 4.100 investors.

The debentures were rated as brAAA by Standard & Poor’s Rating Services, Aaa.br by Moody’s Investor Services, and AAA(bra) by Fitch Ratings. The instrument represents an obligation with no guaranties and will be pari passu to all Vale’s obligations of the same nature.

Vale will use the net proceeds of the offer to invest in its infrastructure projects, according to the second article of the law 12,431, of June 24, 2011, as amended.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: February 18, 2014		Rogerio T. Nogueira
Director of Investor Relations